Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	2005	2006	2007	2008	2009
Income from continuing operations before income tax	$290,980	$398,222	$510,496	$480,817	$586,177

Add:
Fixed charges	115,410	149,766	265,926	269,020	286,302
Amortization of capitalized interest	3,266	5,537	6,652	8,244	10,163

Less:
Interest capitalized	10,387	14,758	7,251	10,345	12,472
Equity in (losses) gains of unconsolidated affiliates	—	—	—	—	—
Losses attributable to minority interests	—	—	—	—	—

Earnings as adjusted	$399,269	$538,767	$775,823	$747,736	$870,170

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$81,960	$104,858	$205,516	$205,516	$218,844
Interest capitalized	10,387	14,758	7,251	10,345	12,472
Portion of rent expense representative of interest (30%)	23,063	30,150	53,159	53,159	54,986

Fixed charges	$115,410	$149,766	$265,926	$269,020	$286,302

Ratio of earnings to fixed charges	3.46	3.60	2.92	2.78	3.04